Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California
92663

VIA EDGAR

January 6, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Ronald E. Alper

Dear Mr. Alper:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K
Filed: October 12, 2011
File No. 000-53784

Further to your comment letter dated November 28, 2011 and to the Company’s response letter of December 21, 2011, I confirm that the Company will use its best efforts to file the amendments to the Form 8-K in response to your comment letter by no later than Tuesday January 17, 2012.

If the Company foresees any problem with filing the amendments on that date it undertakes to contact you directly to discuss.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per:  /s/ Angelo Scola

Angelo Scola
Chief Executive Officer